

02022479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 4-18-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 45751

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weston Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Ave., 20th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)



RECD S.E.C.
APR 1 2 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liezey, CEO + Chairman 212-888-4560
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Syed Hague
(Name — *if individual, state last, first, middle name*)

92-29 Queens Blvd., Ste. 1C, Rego Park, NY 11374
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4-24-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

☐ (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTON CAPITAL MARKETS, INC.

STATEMENT OF INCOME

for the year ended December 31, 2001

REVENUE:		
Advisory fee		$200,000
Total revenue		200,000
EXPENSES:		
Salaries, payroll taxes and benefits		70,965
Office expenses		20,563
Travel and entertainment		63,430
Professional fees		13,784
Bank charges		1,271
Telephone		8,218
Relocation expense		1,789
Insurance		1,179
Utilities		906
Auto expenses		3,921
Consulting fees		1,125
Rent		8,133
Other		1,525
Total expenses		196,809
Income before provision for income taxes		3,191
Provision for income taxes (Note 6)		
Federal	(387)	
State and local	(610)	
		(997)
Net income		$2,194

The accompanying notes are an integral part of these financial statements.

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

April 4, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2002
WASH. D.C.
SECTION

Dear Sir or Madam:

Please find enclosed replacement page 3 (Statement of Income – as corrected) of the Annual Filing of Audited Financial Statements for the following Broker – Dealer:

WESTON Capital Markets, Inc.
450 Park Avenue
New York, NY 10022

SEC File Number 8-45751

Sincerely,



Syed N. Haque, CPA